Exhibit 99.1

Form 51–102F3

Material Change Report

Item 1.	Name and Address of Company

West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”)

585 Beatty Street, Suite 501

Vancouver, BC V6B 1C1

Item 2.	Date of Material Change

July 7, 2021

Item 3.	News Release

A news release in respect of the material change was disseminated via Canada Newswire on July 7, 2021. The news release was also filed with each of the Canadian securities regulatory authorities on SEDAR and with the Securities Exchange Commission on EDGAR.

Item 4.	Summary of Material Change

On July 7, 2021, West Fraser announced that its Board of Directors had authorized the making of a substantial issuer bid (the “Offer”) pursuant to which the Company has offered to purchase from shareholders (the “Shareholders”) for cancellation up to C$1.0 billion of its outstanding common shares (the “Shares”). The Offer commenced on July 12, 2021 and will expire at 11:59 p.m. (Vancouver time) on August 17, 2021, unless extended, varied or withdrawn by the Company.

Further to the announcement of the Offer, West Fraser has filed its offer to purchase (the “Offer to Purchase”) and related issuer bid circular, each dated July 12, 2021 (together, the “Offer and Circular”) on SEDAR on July 12, 2021, together with a letter of transmittal and notice of guaranteed delivery (together, the “Offer Documents”). In addition, the Company a Schedule 13E-4F incorporating the Offer Documents with the United States Securities and Exchange Commission on July 12, 2021. The Offer and Circular set out the full terms and conditions of the Offer and provide the disclosure relating to the Offer required under National Instrument 62-104 – Take-Over Bids and Issuer Bids.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

On July 7, 2021, the Company announced the terms and conditions of the Offer to purchase for cancellation up to C$1 billion of its Shares.

The Offer will proceed by way of a “modified Dutch auction” procedure with a tender price range from C$85.00 to C$98.00 per Share. Shareholders who wish to participate in the Offer will be able to do so through auction tenders or purchase price tenders. Shareholders who validly deposit Shares without specifying the method in which they are tendering their Shares will be deemed to have made a purchase price tender. The Offer is optional for all Shareholders, who are free to choose whether to participate, how many Shares to tender and, in the case of auction tenders, at what price to tender within the specified range.

The Offer will be for up to approximately 10% of the total number of issued and outstanding Shares on a non-diluted basis (based on a purchase price equal to the minimum purchase price per Share and 116,444,176 Shares issued and outstanding as of July 6, 2021). The Offer will be funded through available cash on hand. The Offer is denominated in Canadian dollars, and Shareholders will have the option to elect to receive payment in either Canadian or United States dollars.

Term of the Offer

The Offer commenced on July 12, 2021 and will expire at 11:59 p.m. (Vancouver time) on August 17, 2021, unless extended, varied or withdrawn by the Company.

Conditions to the Offer

The Offer is subject to the conditions to the Offer, which are set out in the Offer and Circular under Section 7 “Certain Conditions of the Offer” of the Offer to Purchase.

Tender Offer Alternatives

Shareholders who wish to participate in the Offer will be able to do so through (i) auction tenders in which they will specify the number of Shares being tendered at a price of not less than C$85.00 and not more than C$98.00 per Share in increments of C$0.25 per Share, or (ii) purchase price tenders in which they will not specify a price per Share, but rather will agree to have a specified number of Shares purchased at the purchase price to be determined by auction tenders. Shareholders who validly deposit Shares without specifying the method in which they are tendering their Shares will be deemed to have made a purchase price tender. West Fraser directors and officers do not have a present intention to tender any Shares pursuant to the Offer.

Purchase Price

Upon expiry of the Offer and subject to the satisfaction of the conditions to the Offer, the Company will determine the lowest purchase price (which will be not less than C$85.00 per Share and not more than C$98.00 per Share) that will allow it to purchase the maximum number of Shares properly tendered to the Offer, and not properly withdrawn, having an aggregate purchase price not exceeding C$1.0 billion.

If Shares with an aggregate purchase price of less than C$1.0 billion are properly tendered and not properly withdrawn, the Company will purchase all Shares tendered pursuant to auction tenders and purchase price tenders.

If Shares with an aggregate purchase price of more than C$1.0 billion are properly tendered and not properly withdrawn, the Company will purchase the Shares on a pro-rata basis after giving effect to “odd lot” tenders (of holders beneficially owning fewer than 100 Shares), which will not be subject to pro-ration. In that case, all Shares tendered at or below the finally determined purchase price will be purchased, subject to pro-ration, at the same purchase price determined pursuant to the terms of the Offer. Shares that are tendered but not purchased, including Shares tendered pursuant to auction tenders at prices above the purchase price, will be returned to Shareholders.

West Fraser believes that the Offer is in the best interest of the Company and its Shareholders, and permits the Company to return up to C$1.0 billion of capital to Shareholders who elect to tender their Shares, while increasing the proportionate ownership interest of Shareholders who elect not to tender. After giving effect to the Offer, West Fraser will continue to have sufficient financial resources and working capital to conduct its ongoing business and operations and the Offer is not expected to preclude West Fraser from pursuing its foreseeable business opportunities or the future growth of West Fraser’s business.

Offer Documents

Details of the Offer, including instructions for tendering Shares and the full conditions to the Offer, are included in the Offer Documents. The Offer Documents have been mailed to Shareholders, filed with applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com, filed on a Schedule 13E-4F with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov, and posted on the Company’s website at www.westfraser.com. Shareholders should carefully read the Offer Documents prior to making a decision with respect to the Offer.

Additional Information

West Fraser has engaged Scotia Capital to act as exclusive financial advisor for the Offer. West Fraser has also engaged Computershare Investor Services Inc. to act as depositary for the Offer. Any questions or requests for information regarding the Offer may also be directed to the depositary.

The foregoing summary of the Offer as set out in this material change report does not purport to be a comprehensive and complete summary thereof and is qualified in its entirety by reference to the Offer Documents and any amendments, variations or supplements if and when they become available. Shareholders and interested parties should carefully read the Offer Documents prior to making a decision with respect to the Offer.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7.	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this material change report.

Item 8.	Executive Officers

Christopher Virostek

Vice President, Finance and Chief Financial Officer

+1 (604) 681-6061

Item 9.	Date of Report

July 16, 2021